Seyfarth Shaw LLP 620 8th Avenue 33rd Floor New York, NY 10018 T (212) 218-3338 bhornick@seyfarth.com T (212) 218-3338 www.seyfarth.com

March 30, 2020

David M. Plattner

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Mack-Cali Realty Corporation
DEFA14A filed March 16, 2020
File No. 001-13274

Dear Mr. Plattner:

On behalf of Mack-Cali Realty Corporation (the “Registrant”), and in connection with the solicitation materials furnished under cover of Schedule DEFA14A on March 16, 2020 (the “Schedule”) pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended, I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 16, 2020 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrant’s response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule.

Schedule 14A

General

1.                                                                                      Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and describe the participants’ “direct or indirect interests.” The Company and its fellow participants did not include this information in its soliciting material filed on March 16 but instead referred security holders to the as-yet-unfiled “definitive proxy statement and other relevant solicitation materials filed by the Company.” Please note that the legend must advise security holders where they can currently obtain such information as opposed to referring them to future filings. See Rule 14a-12(a)(l)(i)

and SEC Release No. 33-7760, including the release text accompanying footnote 77 (October 22, 1999). Please provide this information in all future soliciting materials.

Response:                                        Commencing with the Registrant’s DEFA14A and Current Report on Form 8-K as filed with the Commission on March 30, 2020, all future filings that contain solicitation materials shall identify the participants in the solicitation and disclose the participants’ direct or indirect interests in the Registrant.

On behalf of the Registrant, I hereby confirm that the Registrant acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 212-218-3338.

Very truly yours,

Blake Hornick, Esq.

Seyfarth Shaw LLP

cc:                                Gary T. Wagner

Dennis J. Block